UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549




Public Utility Holding Act of 1935
File No.  70-7218
Report Date:  October 1, 2002 to December 31, 2002


In the Matter of:
Central and South West Corporation
AEP Credit, Inc.


         1. AEP Credit, Inc. (Credit) hereby files a balance sheet as of December 31, 2002, statements of income for the three and twelve-month periods ended December 31, 2002, and 2001, and notes to the financial statements as
Exhibit 1 attached hereto.

         2. AEP Credit is currently providing low-cost financing for AEP's electric utility operating companies through factoring receivables. The receivables arise primarily from the sale and delivery of electricity. On December 31, 2001, AEP Credit entered into a sale of receivables agreement with a group of banks and commercial paper conduits. Under the sale of receivables agreement, AEP Credit sells an interest in the receivables it acquired from its clients to the commercial paper conduits and banks and receives cash. The transaction constitutes a sale of receivables in accordance with Statement of Financial Accounting Standards No. 140, "Accounting for transfers and servicing of financial assets and extinguishment of liabilities", allowing the receivables to be removed from AEP Credit's balance sheet. AEP Credit has no ownership interest in the commercial paper conduits and does not consolidate the entities in accordance with Generally Accepted Accounting Principles. At December 31, 2002, AEP Credit had a $600 million commitment from the banks under the sale of receivables agreement to purchase undivided interests in the receivables from AEP Credit, of which $454 million was outstanding. The bank commitment expires May 28, 2003. On December 31, 2002, the variable discount rate for the sale of accounts receivable to the conduits under the sale of receivables agreement was 1.5118%. On December 31, 2002, AEP Credit had outstanding borrowings from American Electric Power Company related to funding accounts receivable purchases of $42 million at a rate of 2.2434%. On December 31, 2002, the overall composite rate of funding accounts receivable purchases was 1.5732%.

         Any receivables eligible for sale on AEP Credit's books at the time of sale that are not sold are pledged as collateral for the collection of receivables sold.

         3. Credit hereby files, as Exhibit 2 attached hereto the earnings coverage for Credit's indebtedness for the period from October 1, 2002 through December 31, 2002 and Credit's capital structure at December 31, 2002. Credit hereby files as Exhibit 3 attached hereto the twelve-month average of outstanding accounts receivable during said period as of the end of each month.

         4. With respect to affiliated companies, Columbus Southern Power Company (CSP), Indiana Michigan Power Company (I&M), Kentucky Power Company
(KP), Ohio Power Company (OPC), Public Service Company of Oklahoma (PSO), Southwestern Electric Power Company (SWEPCO), Appalachian Power (AP) and Kingsport (KGP), Credit hereby certifies that the allowed returns on common equity for the period from October 1, 2002 through December 31, 2002 were unchanged in all regulatory jurisdictions from the previous certificate of notification. Credit also hereby files the discount calculation for affiliated companies, an analysis of the allowed returns on common equity and the factoring expense savings for affiliated companies as shown in Exhibits 4, 5 and 6, respectively, attached hereto.

         5. Credit hereby files as Exhibit 7 attached hereto a copy of any state regulatory commission decision or analysis addressing the effect of the factoring of AEP System accounts receivable rates which were issued during the period October 1, 2002 through December 31, 2002.

         6. Copy of the audited annual financial statements for the years ended December 31, 2001 and 2000. These are the most recent audited financial statements available. See previously filed at: CSW/AEP Credit File Number 70-7218, Exhibit 8, second quarter 2002.

         7. Said transactions have been carried out in accordance with the terms and conditions of, and for the purpose represented in, the Form U-1 Application-Declaration of Central and South West Corporation (CSW) and Credit, in File No. 70-7218, and in accordance with the terms and conditions of the Commission's orders dated July 31, 1986, May 8, 1988, December 27, 1989, August 30, 1990, December 21, 1990, December 24, 1991, December 9, 1992, December 21,
1993, December 16, 1994, and March 11, 1997, permitting said Application-Declaration to become effective, and the Form U-1 Application-Declaration of CSW, AEP Texas Central Company (formerly known as Central Power and Light Company) and AEP Credit, in File No. 70-8037, and in accordance with the terms and conditions of the Commission's orders dated December 8, 1992 and December 29, 1992, permitting said Application-Declaration to become effective.

8. Refer to CSW/AEP Credit File Number 70-7218, Exhibit 10, filed for the first quarter 2001 for the accounting system procedures and chart of accounts of Credit as maintained by American Electric Power Service Corporation (AEPSC). There have been no significant changes to the procedures or chart of accounts since that filing.

                                    SIGNATURE



As requested by order of the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935, AEP Credit Inc. has duly caused this report to be signed on the 14th day of February, 2003.




                            By :   /s/ Armando Pena
                                 --------------------
                                    Armando Pena
                                    Treasurer



1616 Woodall Rodgers Freeway
P.O. Box 660164
Dallas, Texas 75266-0164
Telephone (214) 777-1000

                                  EXHIBIT INDEX
                                  -------------


Exhibit                                                         Transmission
Number                    Exhibit                                  Method
-------                   -------                               ------------
   1   Unaudited balance sheet as of December 31, 2002           Electronic
       unaudited statements of income for the three and twelve month periods ended December 31, 2002 and 2001, and unaudited notes to the financial statements.

   2   Earnings coverage for the period from October 1,          Electronic
       2002 through December 31, 2002 and capital structure at December 31, 2002.

   3   Twelve month "rolling" average as of the end of           Electronic
       each month of outstanding accounts receivable of affiliated companies

   4   Discount calculation for affiliated companies for the     Electronic
       three months ended December 31, 2002.

   5   Analysis of the allowed returns on common equity for      Electronic
       affiliated companies at December 31, 2002.

   6   Factoring expense savings for the affiliated companies    Electronic
       for the three months ended December 31, 2002.

   7   Any state regulatory commission decision or analysis      Electronic
       addressing the effect of the factoring of AEP System accounts receivable rates which were issued during the period October 1, 2002 through December 31, 2002.






                                                                    EXHIBIT 1
                                                                   Page 1 of 3

                                                 AEP CREDIT, INC.
                                                  BALANCE SHEET
                                             AS OF DECEMBER 31, 2002
                                          ($'s in Thousands, Unaudited)

                                              ASSETS
     CURRENT ASSETS:
         Accounts Receivable - Affiliated                                                  $           35,468
         Allowance for Uncollectible Accounts                                                         (16,967)
                                                                                              ----------------
                  Total Accounts Receivable                                                            18,501

         Retained Interest in Accounts Receivable Sold                                                 92,463
                                                                                              ----------------
                  Total Current Assets                                                                110,964

     OTHER ASSETS:
         Deferred Income Taxes                                                                          9,392

                  Total Assets                                                              $         120,356
                                                                                              ================

                               LIABILITIES AND STOCKHOLDER'S EQUITY
     CURRENT LIABILITIES:
         Short-Term Debt - Affiliated                                                       $          42,422
         Accounts Payable - Affiliated                                                                  3,539
         Accounts Payable - Nonaffiliated                                                              29,158
         Unearned Revenue                                                                              13,342
         Other Liabilities                                                                              3,668
                                                                                              ----------------

                  Total Current Liabilities                                                            92,129
                                                                                              ----------------

     STOCKHOLDER'S EQUITY:
         Common Stock, No Par; Authorized 1,000 Shares;
              294 Shares Issued and Outstanding                                                             1
         Additional Paid-In Capital                                                                    28,226
                                                                                              ----------------
                  Total Stockholder's Equity                                                           28,227

                  Total Liabilities and Stockholder's Equity                                $         120,356
                                                                                              ================


The accompanying notes to financial statements are an integral part of these statements.





                                                                                                                        EXHIBIT 1
                                                                                                                       Page 2 of 3

                                                          AEP CREDIT, INC.
                                                        STATEMENTS OF INCOME
                                                 FOR THE PERIODS ENDED DECEMBER 31
                                                   ($'s in Thousands, Unaudited)


                                                                   Three Months Ended                   Twelve Months Ended
                                                                 2002              2001               2002              2001
                                                            ---------------    --------------     --------------    --------------
REVENUES                                                  $         12,508   $        53,349     $       59,114    $      172,720

OPERATING EXPENSES:
     Interest                                                          207             9,083              1,002            57,425
     Provision for Bad Debts                                         7,971            14,239             36,661            57,771
     Loss on Sale of Accounts Receivable                             1,954             7,611              4,060             7,611
     Bank Fees and Credit Line Fees                                    315             1,234              2,763             4,945
     General and Administrative                                        (67)             (192)               989             1,960
                                                            ---------------    --------------     --------------    --------------

         Total Operating Expenses                                   10,380            31,975             45,475           129,712
                                                            ---------------    --------------     --------------    --------------

OPERATING INCOME                                                     2,128            21,374             13,639            43,008
                                                            ---------------    --------------     --------------    --------------

OTHER INCOME:
     Interest Income                                                  -                    4                  9                 4
     Tax Benefit of Parent Company Loss                                 29                45                 29                84
                                                            ---------------    --------------     --------------    --------------

         Total Other Income                                             29                49                 38                88
                                                            ---------------    --------------     --------------    --------------

INCOME BEFORE INCOME TAXES                                           2,157            21,423             13,677            43,096
                                                            ---------------    --------------     --------------    --------------

INCOME TAXES:
     Current                                                         2,838             6,310              7,020            14,550
     Deferred                                                       (1,500)            2,009             (1,651)            1,341
                                                            ---------------    --------------     --------------    --------------

         Total Income Tax Expense                                    1,338             8,319              5,369            15,891
                                                            ---------------    --------------     --------------    --------------

NET INCOME                                                $            819   $        13,104    $         8,308   $        27,205
                                                            ===============    ==============     ==============    ==============





The accompanying notes to financial statements are an integral part of these statements.


                                                                  EXHIBIT 1
                                                                 Page 3 of 3
                                  AEP CREDIT, INC.
                           NOTES TO FINANCIAL STATEMENTS
                             DECEMBER 31, 2002 AND 2001
                                   (UNAUDITED)

1.  GENERAL:

The accompanying unaudited financial statements of AEP Credit, Inc. (the Company) should be read in conjunction with the 2001 audited financial statements. Certain prior-period amounts have been reclassified to conform to current-period presentation. In the opinion of management, these unaudited financial statements reflect all adjustments (consisting of only normal recurring accruals), which are necessary for a fair presentation of the results of operations for interim periods.

2.  SHORT-TERM DEBT:

The Company is currently providing low-cost financing for American
Electric Power Company's electric utility operating companies through factoring receivables. The receivables arise primarily from the sale and delivery of electricity. On December 31, 2001, the Company entered into a sale of receivables agreement with a group of banks and commercial paper conduits. Under the sale of receivables agreement, the Company sells an interest in the receivables it acquired from its clients to the commercial paper conduits and banks and receives cash. The transaction constitutes a sale of receivables in accordance with Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities", allowing the receivables to be removed from the Company's balance sheet. The Company has no ownership interest in the commercial paper conduits and does not consolidate the entities in accordance with Generally Accepted Accounting Principles.

At December 31, 2002, the Company had a $600 million commitment from the banks under the sale of receivables agreement to purchase undivided interests in the receivables from the Company, of which $454 million was outstanding. The bank commitment expires May 28, 2003. On December 31, 2002, the average variable discount rate for the sale of accounts receivable to the conduits under the sale of receivables agreement was 1.5118%. On December 31, 2002, the Company had outstanding borrowings from American Electric Power Company related to funding accounts receivable purchases of $42 million at a rate of 2.2434%. On December 31, 2002, the overall composite rate of funding accounts receivable purchases was 1.5732%.

Any receivables eligible for sale on the Company's books at the time of sale that are not sold are pledged as collateral for the collection of receivables sold.

Additional information related to the sale of receivables is as follows:

--------------------------------------------- -----------------------------
                                                    $'s in Millions
--------------------------------------------- -----------------------------
--------------------------------------------- -----------------------------
Proceeds  from Sale of  Accounts  Receivable                   $     1,286
during the 3 months ended December 31, 2002
--------------------------------------------- -----------------------------
--------------------------------------------- -----------------------------
Proceeds  from Sale of  Accounts  Receivable                   $     5,513
during the 12 months ended December 31, 2002
--------------------------------------------- -----------------------------
--------------------------------------------- -----------------------------
Accounts  Receivable  Eligible  for Sale and                   $        75
Pledged as  Collateral  as of  December  31,
2002
--------------------------------------------- -----------------------------
--------------------------------------------- -----------------------------
Deferred  Revenue  from  Servicing  Accounts                   $         1
Receivable as of December 31, 2002
--------------------------------------------- -----------------------------
--------------------------------------------- -----------------------------
Gain/(Loss) on Sale of Accounts Receivable                     $        (2)
during the 3 months ended December 31, 2002
--------------------------------------------- -----------------------------
--------------------------------------------- -----------------------------
Gain/(Loss) on Sale of Accounts Receivable                     $        (4)
during the 12 months ended December 31, 2002
--------------------------------------------- -----------------------------
--------------------------------------------- -----------------------------
Average   Variable   Discount  Rate  to  the                          1.78%
Conduits  during the 3 months ended December
31, 2002
--------------------------------------------- -----------------------------
--------------------------------------------- -----------------------------
Average   Variable   Discount  Rate  to  the                          1.92%
Conduits   during   the  12   months   ended
December 31, 2002
--------------------------------------------- -----------------------------



                                                                                                              EXHIBIT 2


                                                   AEP CREDIT, INC.
                                                   EARNINGS COVERAGE
                                           ($'s in Thousands, Except Ratios)
                                                      (Unaudited)

                                                                                      2002

                                                                 October            November              December
Net Income                                                                $152              $395                   $271
Income Taxes                                                               478               300                    560
Tax Benefit of Parent
  Company Loss                                                             (25)               (2)                    (2)
Interest Expense/
  Credit Line Fees                                                         173               165                    183
                                                           -------------------- -----------------    -------------------

Earnings                                                                  $778              $858                 $1,012
                                                           ==================== =================    ===================

Interest Expense/
  Credit Line Fees                                                        $173              $165                   $183

Ratio of Earnings
  To Fixed Charges                                                        4.50              5.20                   5.53

                                                   CAPITAL STRUCTURE
                                                   DECEMBER 31, 2002
                                                  ($'s in Thousands)
                                                      (Unaudited)


Short-Term Debt (Non-Affiliated)                                                             $     -                 0%

Intercompany Loan (Short-term Debt - Affiliated)                                                 42,422             60%

Common Equity                                                                                    28,227             40%

                                                                                    --------------------   -------------
Total                                                                                        $   70,649            100%
                                                                                    ====================   =============

                                            CAPITAL STRUCTURE ADJUSTED FOR
                                           ACCOUNTS RECEIVABLE SOLD TO BANKS
                                                   DECEMBER 31, 2002
                                                  ($'s in Thousands)
                                                      (Unaudited)








Accounts Receivable Sold to Banks                                                            $  454,000             87%

Intercompany Loan (Short-term Debt - Affiliated)                                                 42,422              8%

Common Equity                                                                                    28,227              5%

                                                                                       -----------------       ---------
Total                                                                                        $  524,649            100%
                                                                                       =================       =========



                                                                                                                       EXHIBIT 3

                                                          AEP CREDIT, INC.
                                     AVERAGE TWELVE-MONTH "ROLLING" ACCOUNTS RECEIVABLE BALANCES
                                                         ($'s in Thousands)
                                                             (Unaudited)



                                                Twelve Months                Twelve Months                Twelve Months
                                                    Ended                        Ended                        Ended
                                               October 31, 2002             November 30, 2002           December 31, 2002
                                            -----------------------     -------------------------   ---------------------------
           AFFILIATES
--------------------------
AP                                                       $  61,200                     $  61,208                      $ 61,231
CSP                                                        107,686                       108,071                       108,406
IM                                                          98,902                        99,603                        99,997
KGP                                                          6,837                         6,839                         6,823
KP                                                          26,868                        27,094                        27,155
OP                                                         106,200                       108,499                       110,562
PSO                                                         74,761                        74,753                        75,210
SWEPCO                                                      87,207                        85,563                        83,895
                                            -----------------------     -------------------------   ---------------------------

                          Total Affiliates:               $569,661                      $571,630                      $573,279
                                            =======================     =========================   ===========================


                                                                  EXHIBIT 4
                                                                 Page 1 of 8

                       PUBLIC SERVICE COMPANY OF OKLAHOMA
                               DISCOUNT CALCULATION
                      THREE MONTHS ENDED DECEMBER 31, 2002
                                (Unaudited)




                                                          Discount
                                                        Calculation
                                                        -------------


Weighted Cost of Capital (Annualized)                       0.016962
Average Days Outstanding                                       41.39
                                                        -------------
Weighted Cost of Capital (Average
Days Outstanding)                                           0.001923
Collection Experience Factor                                0.005365
Agency Fee Rate                                             0.020000
                                                        -------------

Total Discount Factor                                       0.027288
                                                        =============






ASSUMPTIONS

INTEREST RATE AND PURCHASE DISCOUNT                        1.7991%
RETAIL ROCE (RETURN ON COMMON EQUITY)                     11.0000%
TAX RATE                                                  38.0000%
DEBT RATIO                                                95.0000%
EQUITY RATIO                                               5.0000%

                                                                    EXHIBIT 4
                                                                  Page 2 of 8

                          SOUTHWESTERN ELECTRIC POWER COMPANY
                                 DISCOUNT CALCULATION
                         THREE MONTHS ENDED DECEMBER 31, 2002
                                      (Unaudited)




                                         Discount       Discount     Discount
                                        Calculation   Calculation   Calculation

                                         Arkansas      Louisiana       Texas
                                        -----------  -------------  -----------


Weighted Cost of Capital (Annualized)     0.016830       0.017014     0.019433
Average Days Outstanding                     41.13          44.32        34.98
                                        -----------  -------------  -----------
Weighted Cost of Capital (Average
Days Outstanding)                         0.001897       0.002066     0.001862
Collection Experience Factor              0.003213       0.002807     0.002768
Agency Fee Rate                           0.020000       0.020000     0.020000
                                        -----------  -------------  -----------

Total Discount Factor                     0.025100       0.024873     0.024630
                                        ===========  =============  ===========






ASSUMPTIONS

INTEREST RATE AND PUCHASE DISCOUNT         1.7991%        1.7991%      1.7991%
RETAIL ROCE (RETURN ON COMMON EQUITY)     10.7500%       11.1000%     15.7000%
TAX RATE                                  38.0000%       38.0000%     38.0000%
DEBT RATIO                                95.0000%       95.0000%     95.0000%
EQUITY RATIO                               5.0000%        5.0000%      5.0000%

                                                                  EXHIBIT 4
                                                                Page 3 of 8

                         COLUMBUS SOUTHERN POWER COMPANY
                               DISCOUNT CALCULATION
                       THREE MONTHS ENDED DECEMBER 31, 2002
                                   (Unaudited)




                                                            Discount
                                                          Calculation
                                                         --------------


Weighted Cost of Capital (Annualized)                         0.017729
Average Days Outstanding                                         38.23
                                                         --------------
Weighted Cost of Capital (Average
Days Outstanding)                                             0.001857
Collection Experience Factor                                  0.009917
Agency Fee Rate                                               0.020000
                                                         --------------

Total Discount Factor                                         0.031774
                                                         ==============






ASSUMPTIONS

INTEREST RATE AND PURCHASE DISCOUNT                           1.7991%
RETAIL ROCE (RETURN ON COMMON EQUITY)                        12.4600%
TAX RATE                                                     38.0000%
DEBT RATIO                                                   95.0000%
EQUITY RATIO                                                  5.0000%

                                                                  EXHIBIT 4
                                                                 Page 4 of 8

                          INDIANA MICHIGAN POWER COMPANY
                              DISCOUNT CALCULATION
                       THREE MONTHS ENDED DECEMBER 31, 2002
                                   (Unaudited)




                                            Discount         Discount
                                          Calculation      Calculation

                                            Indiana          Michigan
                                          -------------    -------------


Weighted Cost of Capital (Annualized)         0.017487         0.018014
Average Days Outstanding                         32.28            36.04
                                          -------------    -------------
Weighted Cost of Capital (Average
Days Outstanding)                             0.001546         0.001779
Collection Experience Factor                  0.003516         0.003173
Agency Fee Rate                               0.020000         0.020000
                                          -------------    -------------

Total Discount Factor                         0.025062         0.024952
                                          =============    =============






ASSUMPTIONS

INTEREST RATE AND PURCHASE DISCOUNT            1.7991%          1.7991%
RETAIL ROCE (RETURN ON COMMON EQUITY)         12.0000%         13.0000%
TAX RATE                                      38.0000%         38.0000%
DEBT RATIO                                    95.0000%         95.0000%
EQUITY RATIO                                   5.0000%          5.0000%

                                                                  EXHIBIT 4
                                                                Page 5 of 8

                                KENTUCKY POWER COMPANY
                                 DISCOUNT CALCULATION
                         THREE MONTHS ENDED DECEMBER 31, 2002
                                     (Unaudited)




                                                          Discount
                                                        Calculation
                                                       --------------


Weighted Cost of Capital (Annualized)                       0.017224
Average Days Outstanding                                       32.90
                                                       --------------
Weighted Cost of Capital (Average
Days Outstanding)                                           0.001553
Collection Experience Factor                                0.006056
Agency Fee Rate                                             0.020000
                                                       --------------

Total Discount Factor                                       0.027609
                                                       ==============






ASSUMPTIONS

INTEREST RATE AND PURCHASE DISCOUNT                          1.7991%
RETAIL ROCE (RETURN ON COMMON EQUITY)                       11.5000%
TAX RATE                                                    38.0000%
DEBT RATIO                                                  95.0000%
EQUITY RATIO                                                 5.0000%

                                                                    EXHIBIT 4
                                                                   Page 6 of 8

                             OHIO POWER COMPANY
                            DISCOUNT CALCULATION
                    THREE MONTHS ENDED DECEMBER 31, 2002
                                (Unaudited)




                                                      Discount
                                                     Calculation
                                                    --------------


Weighted Cost of Capital (Annualized)                    0.017914
Average Days Outstanding                                    31.76
                                                    --------------
Weighted Cost of Capital (Average
Days Outstanding)                                        0.001559
Collection Experience Factor                             0.005015
Agency Fee Rate                                          0.020000
                                                    --------------

Total Discount Factor                                    0.026574
                                                    ==============






ASSUMPTIONS

INTEREST RATE AND PURCHASE DISCOUNT                       1.7991%
RETAIL ROCE (RETURN ON COMMON EQUITY)                    12.8100%
TAX RATE                                                 38.0000%
DEBT RATIO                                               95.0000%
EQUITY RATIO                                              5.0000%

                                                              EXHIBIT 4
                                                            Page 7 of 8

                            APPALACHIAN POWER COMPANY
                              DISCOUNT CALCULATION
                      THREE MONTHS ENDED DECEMBER 31, 2002
                                   (Unaudited)




                                                           Discount
                                                          Calculation
                                                         --------------


Weighted Cost of Capital (Annualized)                         0.016883
Average Days Outstanding                                         29.66
                                                         --------------
Weighted Cost of Capital (Average
Days Outstanding)                                             0.001372
Collection Experience Factor                                  0.003107
Agency Fee Rate                                               0.020000
                                                         --------------

Total Discount Factor                                         0.024479
                                                         ==============






ASSUMPTIONS

INTEREST RATE AND PURCHASE DISCOUNT                            1.7991%
RETAIL ROCE (RETURN ON COMMON EQUITY)                          10.850%
TAX RATE                                                      38.0000%
DEBT RATIO                                                    95.0000%
EQUITY RATIO                                                   5.0000%

                                                                EXHIBIT 4
                                                              Page 8 of 8

                                   KINGSPORT
                              DISCOUNT CALCULATION
                      THREE MONTHS ENDED DECEMBER 31, 2002
                                  (Unaudited)




                                                       Discount
                                                      Calculation
                                                     --------------


Weighted Cost of Capital (Annualized)                     0.017487
Average Days Outstanding                                     29.43
                                                     --------------
Weighted Cost of Capital (Average
Days Outstanding)                                         0.001410
Collection Experience Factor                              0.003828
Agency Fee Rate                                           0.020000
                                                     --------------

Total Discount Factor                                     0.025238
                                                     ==============






ASSUMPTIONS

INTEREST RATE AND PURCHASE DISCOUNT                        1.7991%
RETAIL ROCE (RETURN ON COMMON EQUITY)                     12.0000%
TAX RATE                                                  38.0000%
DEBT RATIO                                                95.0000%
EQUITY RATIO                                               5.0000%

                                                                    EXHIBIT 5


                              AEP CREDIT, INC.
                      ALLOWED RETURNS ON COMMON EQUITY
                    THREE MONTHS ENDED DECEMBER 31, 2002
                                 (Unaudited)

                                                              ALLOWED
                                                               RETURN
                                                            -------------

 PSO                                                            11.0000%

 SWEPCO
    - ARKANSAS                                                  10.7500%
    - LOUISIANA                                                 11.1000%
    - TEXAS                                                     15.7000%

 CSP                                                            12.4600%

 I&M
   - INDIANA                                                    12.0000%
   - MICHIGAN                                                   13.0000%

 KP                                                             11.5000%

 OPC                                                            12.8100%

 AP                                                             10.8500%

 KGP                                                            12.0000%

                                                                    EXHIBIT 6




                            AEP CREDIT, INC.
                          AFFILIATED COMPANIES
                        FACTORING EXPENSE SAVINGS
                  THREE MONTHS ENDED DECEMBER 31, 2002
                           ($'s in Thousands)
                               (Unaudited)


               20%                      5%
              EQUITY                  EQUITY                    SAVINGS
           -------------            ------------             ---------------
AP                 $744                    $394                        $350

CSP               1,502                     757                         745

I&M               1,382                     703                         679

KGP                  92                      47                          45

KP                  358                     186                         172

OPC               1,590                     793                         797

PSO               1,143                     604                         539

SWEPCO            1,086                     544                         542
           -------------            ------------             ---------------
           -------------            ------------             ---------------

TOTAL            $7,897                  $4,028                      $3,869
           =============            ============             ===============

                                                                  EXHIBIT 7

State regulatory commission decisions or analysis addressing the effect of the factoring of AEP System accounts receivable rates which were issued during the period October 1, 2002 through December 31, 2002:

None